SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 Amendment No. 1

                              VALLEY SYSTEMS, INC.
                              (Name of the Issuer)

                              VALLEY SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

Common Stock, par value $.01                         920135100
Title of Class of Securities)              (CUSIP Number of Class of Securities)
                           B. Joseph Alley, Jr., Esq.
                          Arnall Golden & Gregory, LLP
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                                 (404) 873-8688
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of person(s)filing statement

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
        240.13e-(c)] under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [x]  None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:[ ].

                            Calculation of Filing Fee

Transaction valuation                            Amount of Filing Fee


    [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid:
          Form or Registration No.:
          Filing Party:
          Date Filed:

                                EXPLANATORY NOTE

     This amended Rule 13E-3 Transaction Statement (the "Statement") is being filed by Valley Systems, Inc. (the "Company") because the Company has determined that the transaction with HydroChem Industrial Services, Inc., a Delaware corporation ("HydroChem"), is not a rule 13e-3 transaction which requires the filing of a Schedule 13E-3 Transaction Statement. As a result, the Company will not amend further the Rule 13E-3 Transaction Statement filed on October 13, 1998.


Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a)-(f)  Not Applicable

Item 2.  Identity and Background.

         (a)-(g) Not Applicable

Item 3.  Past Contacts, Transactions or Negotiations.

         (a)-(b)  Not Applicable

Item 4.  Terms of the Transaction

         Not Applicable

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         Not Applicable

Item 6.  Source and Amounts of Funds or Other Consideration.

         Not Applicable

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         Not Applicable

Item 8.  Fairness of the Transaction.

         Not Applicable

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         Not Applicable

Item 10. Interest in Securities of the Issuer.

         Not Applicable

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         Not Applicable

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         Not Applicable

Item 13. Other Provisions of the Transaction.

         (a)-(c)  Not Applicable

Item 14. Financial Information.

         (a)-(b)  Not Applicable

Item 15. Persons and Assets Employed, Retained or Utilized.

         Not Applicable

Item 16. Additional Information.

         Not Applicable

Item 17. Material to be Filed as Exhibits.

         (a)-(f) Not Applicable


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 VALLEY SYSTEMS, INC.



Date: December 14, 1998        By:  Dennis D. Sheets
                                    Dennis D. Sheets
                                    Vice President and Chief Financial Officer